Fixed Coverage Ratio

							EXHIBIT 12.1

MADISON GAS AND ELECTRIC COMPANY
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,						Three Months Ended
		2001	2002	2003	2004	2005	Mar. 31,	Mar. 31
							2005	2006
(Thousands of dollars)

EARNINGS:

Net Income before minority interest		$27,245	$29,631	$30,329	$32,184	$31,489	$7,852	$11,467

Equity Earnings		(3,345)	(3,316)	(3,687)	(4,587)	(4,741)	(1,233)	(1,138)

Income distribution from equity investees		1,849	2,714	2,746	3,256	3,550	803	894

Capitalized interest		-	-	-	(2,113)	(907)	(562)	(330)

Federal and State Income Tax	670	15,941	18,462	19,557	19,521	19,418	5,058	7,211

Fixed Charges		15,104	13,906	13,413	14,446	15,499	3,531	4,613
Amortization of debt discount,
premium and expense	288	390	432	484	516	493	124	123

Interest component on rentals **	277	925	934	967	814	907	185	258

Allowance for funds used during construction
- borrowed funds	21	217	213	230	217	155	43	47

Total Earnings before Interest and Taxes	$1,256	$56,794	$61,397	$62,358	$62,707	$64,308	$15,449	$22,717

FIXED CHARGES:

Interest on long term debt and other	$9,815	$13,572	$12,327	$11,732	$10,786	$13,037	$2,617	$3,855

Interest on rentals **	277	925	934	967	814	907	185	258

Amortization of debt discount,
premium and expense	288	390	432	484	516	493	124	123

Capitalized interest		-	-	-	2,113	907	562	330

Allowance for funds used during construction
- borrowed funds		217	213	230	217	155	43	47

Total Fixed Charges	$10,380	$15,104	$13,906	$13,413	$14,446	$15,499	$3,531	$4,613

RATIO OF EARNINGS TO
FIXED CHARGES	0.12	3.76	4.42	4.65	4.34	4.15	4.38	4.92

** Represents one-third of the total rental expense